Exhibit 99.1

Alexco Reports Voting Results from Annual General Meeting

VANCOUVER, BC, June 9, 2022 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") announces the results of matters voted upon at its Annual General Meeting (the "Meeting") of shareholders held earlier today.

A total of 80,882,091 votes were cast, representing 49.7% of the issued and outstanding common shares as of the record date for the Meeting. All nominated directors were elected with voting results tabulated as follows:

Nominee	Votes For	Percentage	Votes Withheld	Percentage

Clynton R. Nauman	55,643,707	97.8%	1,280,833	2.2%
Elaine Sanders	55,708,185	97.9%	1,216,355	2.1%
Karen McMaster	55,728,067	97.9%	1,196,473	2.1%
Richard N. Zimmer	55,626,632	97.7%	1,297,908	2.3%
Rick Van Nieuwenhuyse	47,221,696	83.0%	9,702,844	17.0%
Terry Krepiakevich	55,269,969	97.1%	1,654,571	2.9%

Shareholders also voted 96.0% in favour of the approval of certain amendments to the Corporation's stock option plan (the "Plan") and all unallocated awards under the Plan and 98.9% in favour to set the number of directors at six. In addition, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were re-appointed as auditors with 99.1% voting support.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver mines in the world. Alexco started concentrate production and shipments in 2021 and is currently advancing Keno Hill toward steady state production. Upon reaching commercial production, Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2022/09/c5040.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Rajni Bala, Investor Relations and Communications Lead, Phone: (778) 945 6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 20:00e 09-JUN-22